PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated March 29, 2006)	Registration No. 333-130585

THE TRIZETTO GROUP, INC.

$100,000,000

2.75% Convertible Senior Notes due 2025 and

5,305,040 shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus dated March 29, 2006 of The TriZetto Group, Inc. (the “Company”), relating to the offer and sale from time to time of up to $100,000,000 of the Company’s 2.75% Convertible Senior Notes due 2025 (the “Notes”) and 5,305,040 shares of the Company’s outstanding common stock that are issuable upon conversion of the Notes, which are held by certain securityholders named in the prospectus under the section entitled “Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the caption “Selling Securityholders” with respect to the selling securityholders named below and the respective Notes and shares of common stock beneficially owned by such selling securityholders that may be offered pursuant to the prospectus:

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering (1)(2)	Common Stock Owned After Completion of the Offering
CNH CA Master Account, L.P.	$3,250,000	3.25%	172,414	—
Nisswa Master Fund	$1,000,000	1.0%	53,050	—

*	Less than 1%
(1)	Includes shares of common stock issuable upon conversion of the Notes.
(2)	Assumes a conversion rate of 53.0504 shares per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

The date of this prospectus supplement is May 18, 2006.